Arabian American Development Company
10830 North Central Expressway, Suite 175
Dallas, Texas 75231
(214) 692-7872
July 11, 2008

Via Edgar and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010
Attn:       Chris White
Branch Chief

Re:          Arabian American Development Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008
File No. 1-33926

Dear Mr. White:

Based upon the Staff’s review of the filings noted above, the Commission issued a comment letter dated June 12, 2008.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Report of Independent Accountant, pageF-1

1.
Comment: We note your auditor, Moore Stephens Travis Wolff, L.L.P., is not listed among the Public Company Accounting Oversight Board’s (PCAOB) list of registered accounting firms.  Please tell us the name this firm is registered under with the PCAOB.  If the firm has changed its name, please ascertain whether notification of the change has been provided to the PCAOB.  To the extent that

Mr. Chris White
July 11, 2008

the firm may use more than one name, we would suggest that you clearly indicate in your filing, under the auditor’s signature on the auditor’s report, the name of firm registered with the PCAOB.

Response: We respectfully note your comment and respond that our auditors, Moore Stephens Travis Wolff, L.L.P. are registered with the PCAOB under the name of Travis, Wolff and Company, LLP.  We will request our auditors to clearly indicate in future SEC filings the name registered with the PCAOB.

Consolidated Statements of Income, page F-6

2	Comment: Revise your presentation to include depreciation expense related to operations in your calculation of gross profit. Refer to SAB Topic 11:B.

Response: We respectfully note your comment and will ensure that the disclosures required by SAB Topic 11: B will be included in future filings. We will disclose in our future Statements of Income the following disclosure:
Cost of petrochemical product sales and processing (exclusive of depreciation of $823,773, $672,526 and $544,495 for years ended December 31, 2007, 2006 and 2005 respectively, shown separately below).

Note 1 – Summary of Significant Accounting Policies

Mineral Exploration and Development Costs

3
Comment: U.S. GAAP requires all exploration costs incurred prior to a feasibility study that establishes reserves in accordance with Industry Guide 7 are to be written off as expense as incurred.  Please confirm that you have historically complied with this guidance.

Response: We respectfully note your comment and confirm that the Company has historically complied with guidance found in Industry Guide 7.   The Company conducted its initial feasibility study in 1982.  The Company expensed all costs associated with the Al Masane Project (“Project”) prior to the initial feasibility study.

Mr. Chris White
July 11, 2008

4
Comment:  Your disclosure appears to state that you are a development stage company.  Please clarify whether you currently have proven or probable reserves as defined by Industry Guide 7.  If you do not have reserves, revise your disclosure to clarify that you are an exploration stage company.  We refer you to Section (a) (4) (i) and (ii) of Industry Guide 7.

Response: We respectfully note your comment and would like to clarify that the Company, through its joint venture, is currently engaged in the preparation of an established, commercially minable deposit (reserves) for extraction and is therefore, a development stage company.  The Company is awaiting approval from the Ministry of Petroleum and Minerals in Saudi Arabia to transfer the mining lease and related mining costs associated with the Al Masane area to the Al Masane Al Kobra Mining Company (“ALAK”) for a 50% ownership interest.  If the Project remains on schedule, ALAK (and the Company) should become a production stage company in the next 18-24 months because it will be actively engaged in the actual exploitation of a mineral deposit (reserve).

Based on the definitions of “proven” and “probable” contained in Section (a)(4)(i) and (ii) of the Industry Guide, and the fact that extensive core drilling was performed by the Company, it is the Company’s good faith belief that the following table sets forth a summary of proven reserves at the Project with estimated average grades of metals based upon the Company’s updated bankable feasibility study of July 22, 1994.  The Company will clearly indicated in future SEC filings that the table below reflects “proven” reserves at the Project.

Zone	Reserves (Tonnes)	Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
Saadah	3,872,400	1.67	4.73	1.00	28.36
Al Houra	2,465,230	1.22	4.95	1.46	50.06
Moyeath	874,370	0.88	8.92	1.29	64.85
Total	7,212,000	1.42	5.31	1.19	40.20

We believe that our mineral exploration and development costs disclosure in Note 1 – Business and Operations of the Company and Summary of Significant Accounting Policies at December 31, 2007 is adequate based on the facts outlined above.

Revenue Recognition, page F-13

5
Comment: Expand your revenue recognition policy to describe when revenues are recognized in relation to the delivery of products to customers.  Please clarify how your policy complies with SAB Topic 13.

Response: We respectfully note your comment and will ensure that the disclosures required by SAB Topic 13, including how revenue are recognized in relation to the delivery of products to customers, will be included in future filings as follows:

Mr. Chris White
July 11, 2008

Revenue recognition – Revenue is recorded when (1) the customer accepts delivery of the product and title has been transferred or when the service is performed and the Company has no significant obligations remaining to be performed; (2) a final understanding as to specific nature and terms of the agreed upon transaction has occurred; (3) price is fixed and (4) collection is assured.  Sales are presented net of discounts and allowances. Freight costs billed to customers are recorded as a component of revenue.

Form 10-Q for Quarterly Period Ended March 31, 2008

Note 13 – Investment in Al Masane Al Kobra Mining Company (“ALAK”)

6
Comment: Please clarify how you determined it is appropriate to account for the investment in ALAK under the equity method of accounting.  Please provide your analysis of FIN46R which supports your conclusion that you are not required to consolidate ALAK.  In this respect, please clarify whether ALAK is a variable interest entity pursuant to paragraph 5 of FIN 46R.  Explain how you have evaluated the equity investment in ALAK when arriving at your conclusion.

Response: We respectfully note your comment and would like provide some background regarding the Investment in ALAK.

The Saudi government granted the Company a mining lease for the Al Masane area on May 22, 1993. The Project consists of a mining lease area of approximately 44 square kilometers in southwestern Saudi Arabia approximately 640 km southeast of Jeddah. The Project includes various quantities of proved zinc, copper, gold and silver reserves.  Since 1982 the Company has incurred and deferred exploration and development costs of approximately $38,000,000 related to the Project.

In January 2008 the Company and eight Saudi investors formed a Saudi joint stock company under the name Al Masane Al Kobra Mining Company (“ALAK”) and received a commercial license from the Ministry of Commerce. The Company's mining lease will be transferred to ALAK, and ALAK will build the mining and treatment facilities and operate the mine.  The Company and ALAK applied to the Ministry of Petroleum and Minerals in Saudi Arabia to transfer the lease into ALAK’s name in March 2008.  Subsequently, the Ministry requested supplemental information regarding ALAK’s ability to perform.  The Company responded promptly and expects the Ministry to issue approval at any time.  The basic terms of agreement forming ALAK are as follows: (1) the capitalization will be the amount necessary to develop the project, approximately $130 million, (2) the Company will own 50% of ALAK with the remainder being held by the Saudi investors, (3) the Company will contribute the mining assets and mining lease for a credit of $60 million and the Saudi investors will contribute $60 million cash,

Mr. Chris White
July 11, 2008

and (4) the remaining capital for the project will be raised by ALAK by other means which may include application for a loan from the Saudi Industrial Development Fund, loans from private banks, and/or the inclusion of other investors. ALAK will have all powers of administration over the Al Masane mining project. Subsequent to the above agreement, the cash contribution was deposited in the accounts for ALAK in September and October of 2007.  The Company has four directors representing its interests on an eight person board of directors with the Chairman of ALAK chosen from the directors representing the Saudi investors.

As of March 31, 2008, the Company had issued 500,000 shares of its Common Stock for payment of services provided in the formation of ALAK with a value of $3,525,000.  As of date of filing of the Company’s March 31, 2008 Form 10-Q and as of the date of this letter the Al Masane Project lease has not been assigned to ALAK.

The Company evaluated the criteria found in paragraph 5 of FIN 46R to determine whether ALAK met the definition of a variable interest entity.  The first step in the analysis was determining if ALAK’s total equity at risk at March 31, 2008, was sufficient to permit ALAK to finance its operations without additional subordinated financial support.  At March 31, 2008, ALAK’s equity consisted of the $3,525,000 contributed from the Company and the $60 million contributed by the Saudi investors.  Although ALAK was operating at March 31, 2008, its operations were limited because the Company had not assigned the Al Masane Project Lease to ALAK.  At March 31, 2008, the Company concluded that ALAK’s total equity of $63,525,000 was sufficient to absorb any expected losses in the near term.

The Company determined that the investors of ALAK did not lack a controlling financial interest in ALAK.  The investors, as a group, directly control the decision making capabilities of ALAK through their voting interests.  The Company and the Saudi investors each own 50% of ALAK and vote evenly on matters affecting ALAK.  In addition, the investors of ALAK are obligated to absorb the losses of ALAK and have the right to receive expected residual returns of ALAK.  No investor is protected directly or indirectly from any losses nor has a cap on any expected income.  In addition, all ALAK investors proportionately share gains and/or losses in accordance with their respective ALAK ownership interest percentages.

Based on the Company’s analysis of the criteria found in paragraph 5 of FIN 46R, the Company concluded that ALAK was not a variable interest entity as of March 31, 2008, and therefore, would not be subject to potential consolidation. Consequently, the Company determined that the investment in ALAK at March 31, 2008, should be presented as an equity method investment.  The Company

Mr. Chris White
July 11, 2008

will continue to update its evaluation of its investment in ALAK in the future and will update any change accordingly.

In addition to our responses to the above comments, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nicholas Carter

Nicholas Carter
Executive Vice President and Chief Operating Officer